Exhibit 99.2

Commerce & Finance Law Offices

714 Huapu International Plaza 19 Chaowai Avenue,

Chaoyang District, Beijing, PRC; Postcode: 100020

Tel: (8610) 65802255 Fax: (8610) 65802538, 65802678, 65802679, 65802203

E-mail Add: beijing@tongshang.com Website: www.tongshang.com.cn

[    ] May, 2004

To:	Ctrip.com International, Ltd. 3F, Building 63-64 No. 421 Hong Cao Road Shanghai 200233 People’s Republic of China

Re: Ctrip.com International, Ltd.

Dear Sirs,

We are lawyers qualified in the People’s Republic of China (“PRC”) and are qualified to issue opinion on the laws of the PRC. We have acted as PRC counsel for Ctrip.com International, Ltd. (the “ Company”), a company incorporated under the laws of the Cayman Islands, in relation to the sale of shares by the Selling Shareholders of the Company. We have been requested to give this opinion with regard to the laws of PRC as of May    , 2004, pursuant to Section [    ] of the [U.S. Underwriting Agreement and the International Purchase Agreement dated May     , 2004] (the “Underwriting Agreements”) among the several underwriters named therein and the Company relating to the sale of the shares by the Selling Shareholders of Company of up to [            ] American Depositary Shares each representing two ordinary shares of the Company.

Unless otherwise defined herein, capitalized terms used in this opinion shall have the same meaning as set forth in the Underwriting Agreements.

In such capacity, we have examined such documents, as we have considered necessary for the purpose of giving this opinion, and obtain the relevant confirmations from the Company.

Based on the foregoing, we are of the opinion that:

(i) Each of Ctrip Computer Technology (Shanghai) Limited and Ctrip Travel Information Technology (Shanghai) Limited (each, a “PRC Subsidiary” and together, the “PRC Subsidiaries”) is a company duly incorporated with limited liability and validly existing in good standing under the laws of the PRC. Each PRC Subsidiary is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect. No steps have been or are being taken and no order or resolution has been made or passed to appoint a receiver, liquidator or similar officer of, or to wind up or dissolve, any PRC Subsidiary.

(ii) All of the registered capital of each PRC Subsidiary have been duly and fully paid, are non-assessable and are owned directly by Ctrip.com (Hong Kong) Limited, free and clear of all liens, encumbrances, equities or claims. The liability of Ctrip.com (Hong Kong) Limited in respect of equity interests in each PRC Subsidiary is limited to its investments therein.

(iii) Each of Shanghai Ctrip Commerce Co., Ltd. (“Shanghai Ctrip”), Shanghai Huacheng Southwest Travel Agency Co., Ltd. (“Shanghai Huacheng”), Beijing Chenhao Xinye Air-Ticketing Service Co., Ltd. (“Beijing Chenhao”), Shanghai Cuiming International Travel Agency Co., Ltd. (“Shanghai Cuiming”) and Guangzhou Guangcheng Commercial Service Co., Ltd. (“Guangzhou Guangcheng”) (each, a “VIE” and together, the “VIEs”) is a company duly incorporated with limited liability and validly existing in good standing under the laws of the PRC. Each VIE is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect. No steps have been or are being taken and no order or resolution has been made or passed to appoint a receiver, liquidator or similar officer of, or to wind up or dissolve, any VIE.

(iv) [All of the registered capital of each (a) Shanghai Ctrip, (b) Shanghai Huacheng, (c) Beijing Chenhao, (d) Shanghai Cuiming and (e) Guangzhou Guangcheng have been duly and fully paid, non-assessable and are owned directly by (v) Qi Ji (51%) and Min Fan (49%), (w) Shanghai Ctrip (90%) and unaffiliated parties (10%), (x) Qi Ji (80%) and Min Fan (20%), (y) Min Fan (66%) and unaffiliated parties (34%) and (z) Min Fan (90%) and Alex Nanyan Zheng (10%), respectively, free and clear of all liens, encumbrances, equities or claims.]

(v) Each PRC Subsidiary and VIE possesses adequate certificates, authorities, approvals, licenses or permits issued by appropriate governmental agencies or bodies in the PRC necessary to conduct its business as presently conducted and as proposed to be conducted.

(vi) Each PRC Subsidiary and VIE possesses valid licenses in full force and effect or otherwise has the legal right to use, or can acquire on reasonable terms, all material patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names (including the “Ctrip” name and logo) currently employed by them, and none of the PRC Subsidiaries or VIEs has received any notice of infringement of or conflict with asserted rights of others with respect to any of the foregoing that, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in any material adverse change in the condition, financial or otherwise, in the earnings, business or operations of any PRC Subsidiary or VIE.

(vii) After due inquiry, such counsel does not know of any Chinese legal or governmental proceedings pending or threatened to which the Company or any of its subsidiaries or the VIEs is a party or to which any of the properties of the Company or any of its subsidiaries or the VIEs is subject that are required to be described in the Registration Statement or the Prospectuses and are not so described or of any statutes, regulations, contracts or other documents that are required to be described in the Registration Statement or the Prospectuses or to be filed as exhibits to the Registration Statement that are not described or filed as required.

(viii) To the best knowledge of us after due inquiry and based on the documents provided by the Company and the confirmation of the Company, there are no outstanding guarantees or contingent payment obligations of the PRC Subsidiaries or VIEs in respect of indebtedness of third parties except as disclosed in the Prospectuses.

(ix) To the best knowledge of us after due inquiry, the PRC Subsidiaries and the VIEs are not (A) in violation of their respective Articles of Association, business licenses and any other constituent documents or (B) in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument known to such counsel and to which any of the PRC Subsidiaries or VIEs are a party or by which any of their respective properties may be bound, except, in the case of clause (B) where such violation or default would not, individually or in the aggregate, have a material adverse effect on the general affairs, management, owner’s equity, results of operations or position, financial or otherwise, of any of the PRC Subsidiaries or VIEs.

(x) To best knowledge of us after due inquiry, there is no pending or threatened PRC regulatory, administrative or other governmental initiative that, if implemented or adopted in the manner proposed or contemplated, would have a material adverse effect on the operations of any PRC Subsidiary or VIE in the PRC in the manner presently conducted or as disclosed in the Prospectuses.

(xi) The execution and delivery by the Company of, and the performance by the Company of its obligations under, the Underwriting Agreements and the Deposit Agreement will not contravene any provision of applicable law or the certificate of incorporation, by-laws or other governing documents of any PRC Subsidiary or VIE or, to the best of such counsel’s knowledge, any agreement or other instrument binding upon any PRC Subsidiary or VIE that is material to the Company and its subsidiaries, taken as a whole, or, to the best of such counsel’s knowledge, any judgment, order or decree of any governmental body, agency or court of the PRC having jurisdiction over the Company or any subsidiary, and no consent, approval, authorization or order of, or qualification with, any such governmental body or agency is required for the performance by the Company of its obligations under the Underwriting Agreements or Deposit Agreement.

(xii) Each of the Structuring Documents has been duly authorized, executed and delivered by the Company, the PRC Subsidiaries, the VIEs, Qi Ji, Min Fan or Alex Nanyan Zheng, as the case may be, and, assuming due authorization, execution and delivery by any other party thereto, constitutes a valid and legally binding obligation of the Company, the PRC Subsidiaries, the VIEs, Qi Ji, Min Fan or Alex Nanyan Zheng, as the case may be, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights generally and to general equity principles.

(xiii) The execution and delivery of each of the Structuring Documents to which the Company, the PRC Subsidiaries, the VIEs, Qi Ji, Min Fan or Alex Nanyan Zheng is a party and the compliance by each such entity with all of the provisions of each of the Structuring Documents to which such entity is a party and the consummations of the transactions contemplated by the Structuring will not contravene or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument which are governed by the law of the PRC to which any such entity is a party or by such entity is bound or to which any of the properties or assets of such entity is bound or to which any of the properties or assets of such entity is subject, nor will such actions result in any violation of the charter, by-laws or any other constituent document of the Company, the PRC Subsidiaries, the VIEs, Qi Ji, Min Fan or Alex Nanyan Zheng, as the case may be, or any PRC statute, or any order, rule or regulation of any court or governmental agency or body in PRC having jurisdiction over such entity.

(xiv) All consents, approvals, authorizations, orders, registrations and qualifications required under the PRC laws for the establishment and operations of any of the VIEs (the “Structuring”) have been made or unconditionally obtained in writing and no such consent, approval, authorization, order, registration or qualification has been withdrawn or is subject to any condition precedent which has not been fulfilled or performed. No consent, approval, authorization, order, registration and qualification is required under the PRC laws in connection with the spin off of Home Inns & Hotels Management (Hong Kong) Limited (“Home Inns”) and the distribution of all ordinary shares of Home Inns to the Company’s existing shareholders.

(xv) To the best knowledge of us after due inquiry, (A) the PRC tax laws and regulations and other PRC laws and regulations applicable to the activities of the PRC Subsidiaries and VIEs in the PRC (including regulatory fees, capital gains, income, sales, withholding or other taxes and stamp or other issuance or transfer taxes or duties to which any of the PRC Subsidiaries or VIEs may become subject due to the conduct of activities in the PRC) are assessed or apply to the PRC Subsidiaries and VIEs in substantially the same manner as are currently applicable to any company incorporated under the PRC Company law, which is engaged in the hotel-booking, air-ticketing, packaged-tour or advertising services in the PRC and (B) there are no material PRC fees or taxes that are or will become applicable to any of the PRC Subsidiaries or VIEs as a consequence of the Structuring or the offering that have not been disclosed in the Prospectuses.

(xvi) The choice of law provisions set forth in the Underwriting Agreements and the Deposit Agreements will be recognized by PRC courts; each of the Company, the PRC Subsidiaries and the VIEs can sue and be sued in its own name under the laws of the PRC.

(xvii) The Underwriters would be permitted to commence proceedings in PRC courts of competent jurisdiction based on the U.S. Underwriting Agreement or the International Purchase Agreement for the claim related to the RPC Subsidiaries or VIEs, and such courts would accept jurisdiction over any such action or proceeding.

(xviii) The Statements in the Prospectuses under “Risk Factors—Risks Relating to Our Company—Chinese laws and regulations restrict foreign investment in the air-ticketing, travel agency, advertising and Internet content provision businesses, and substantial uncertainties exist with respect to the application and implementation of Chinese laws and regulations”, “Risk Factors—Risks Relating to Our Company—If our affiliated Chinese entities or their shareholders violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights which may be time consuming and expensive”, “Risk Factors—Risks Relating to Our Company—The air-ticketing, travel agency, advertising and Internet industries are heavily regulated by the Chinese government. If we fail to obtain or maintain all pertinent permits and approvals, our business operations may be adversely affected”, “Risk Factors—Risks Related to Doing Business in China”, “Enforceability of Civil Liabilities” and “Chinese Government Regulations”, insofar as they purport to describe the provisions of PRC laws and documents referred to therein, are accurate, complete and fair summaries thereof.

(xix) Any judgment obtained in a New York Court arising out of or in relation to the obligations of the Company under the Underwriting Agreement would be enforceable against the Company in the courts of the PRC, subject to the procedural requirements and public policy considerations set forth in applicable provisions of the Civil Procedure Law of the PRC relating to the enforceability of foreign judgments.

This opinion relates to the laws of the PRC (other than the laws of the Hong Kong Special Administrative Region) in effect on the date hereof.

This opinion is given solely for the benefit of the persons to whom it is addressed. It may not, except with our prior written permission, be relied upon by anyone in connection with this opinion or used for any other purpose.

Yours faithfully,

/s/ Commerce & Finance Law Offices
Commerce & Finance Law Offices